UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41149

The Growth for Good Acquisition Corporation
(Exact name of registrant as specified in its charter)
12 E 49th Street, 11th Floor New York, NY 10017 (646) 655-7596

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A ordinary shares, par value $0.0001 per share

Rights to acquire one-sixteenth of one Class A ordinary share

Warrants, each whole warrant exercisable for one share of Class A ordinary share at an exercise price of $11.50

Units, each consisting of one Class A ordinary share, one right and one-half of one redeemable warrant

(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	1

Pursuant to the requirements of the Securities Exchange Act of 1934, The Growth for Good Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 5, 2023	By:	/s/ Rahul Kakar
		Name:	Rahul Kakar
		Title:	Chief Financial Officer